UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          CADENCE RESOURCES CORPORATION
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    78069310
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                                 (CUSIP Number)

                                Thomas S. Kaplan
                                Dafna Kaplan
                                c/o Katten Muchin Zavis Rosenman
                                575 Madison Avenue
                                New York, New York  10022
                                Attn: William Natbony, Esq.
                                (212) 940-8930
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 19, 2002
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 78069310
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Scott Kaplan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     2,290,922 Shares (comprised of 1,329,370 shares of Common
                     Stock owned by Electrum Capital LLC, 480,811 shares of
                     Common Stock owned by Electrum Resources LLC and 480,811
                     shares of Common Stock owned by LCM Holdings LDC)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,290,922 Shares (comprised of 1,329,370 shares of Common
    WITH             Stock owned by Electrum Capital LLC, 480,811 shares of
                     Common Stock owned by Electrum Resources LLC and 480,811
                     shares of Common Stock owned by LCM Holdings LDC)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,290,922 Shares (comprised of 1,329,370 shares of Common Stock owned by Electrum Capital LLC, 480,811 shares of Common Stock owned by Electrum Resources LLC and 480,811 shares of Common Stock owned by LCM Holdings
      LDC)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.5%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 78069310
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dafna Kaplan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
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               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 amends and restates the statement on Schedule 13D (the "Schedule 13D") filed on May 21, 2002 by Thomas Scott Kaplan, as amended by Amendment No. 1 filed on November 13, 2002, relating to shares of Common Stock, par value $0.01 per share of Cadence Resources Corporation. The purpose of this Amendment No. 2 is to add Dafna Kaplan, Mr. Kaplan's wife, as a reporting person, to report shares of Common Stock that were previously beneficially owned by Mrs. Kaplan, and to reflect that Mr. and Mrs. Kaplan may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 2. Identity and Background

Item 2 is hereby amended and restated to read as follows:

            (a) This Statement is being filed on behalf of (i) Mr. Thomas Kaplan, voting trustee for securities held by each of Electrum Capital LLC ("Electrum"), Electrum Resources LLC ("Resources") and LCM Holdings LDC ("LCM"), pursuant to Voting Trust Agreements (the "Voting Trust Agreements"), with respect to shares of the Common Stock held by Electrum, Resources and LCM and (ii) Dafna Kaplan, with respect to shares of the Common Stock and warrants to purchase Common Stock held by LCM.

                  Mr. and Mrs. Kaplan are collectively referred to herein as the "Reporting Persons." The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

            (b) The address of the principal business and principal office of Thomas S. Kaplan is Ch. des Moulins 53, 1936 Verbier, Switzerland.

                  Mrs. Kaplan's principal business address is Ch. des Moulins 53, 1936 Verbier, Switzerland.

            (c) The principal business of each of Electrum, Resources and LCM is that of a holding company for securities. Mr. Kaplan's principal occupation is investor. Mrs. Kaplan's principal occupation is that of homemaker.

            (d) The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f)   Mr. Kaplan is a citizen of the United States.

                  Mrs. Kaplan is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the shares of Common Stock held by Electrum was $217,000. The source of funds used by Electrum to purchase such shares was working capital of Electrum.

            The aggregate amount of funds used to purchase the shares of Common Stock held by Resources was $99,000. The source of funds used by Resources to purchase such shares was working capital of Resources.

            The aggregate amount of funds used to purchase the shares of Common Stock held by LCM was $104,000. The source of funds for such purchases was working capital of LCM.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

      The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. Depending upon market conditions and other factors the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may acquire additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons currently beneficially own or hereafter may acquire. Except as otherwise set forth herein, neither of the Reporting Persons has any plans or proposals which relate to, or could result, in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to periodically evaluate the performance of the Company and of the Company's management as well as market conditions and other factors which the Reporting Persons deem relevant to their investment, and, in connection therewith, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Any change in the plans or proposals of the Reporting Persons would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 12,372,827 shares of the Company's Common Stock outstanding as of September 30, 2003.

                  Mr. Kaplan owns no shares of Common Stock directly. Pursuant to the Voting Trust Agreements, Mr. Kaplan beneficially owns, as of November 20, 2003, 2,290,922 shares of Common Stock, comprised of 1,329,370 shares of Common Stock held by Electrum, 480,811 shares of Common Stock held by Resources and 480,811 shares of Common Stock held by LCM. Such shares of Common Stock, in the aggregate, constitute approximately 18.5% of the shares of Common Stock outstanding;

                  As of August 27, 2003, Mrs. Kaplan no longer owned any shares of Common Stock. Until August 27, 2003, as the sole shareholder of LCM, Mrs. Kaplan beneficially owned the shares held by LCM.

            (b) Mr. Kaplan has the sole power to vote or direct the vote and sole power to dispose of the 2,290,922 shares in the aggregate, that are held by Electrum. Resources and LCM except that, until August 27, 2003, Mrs. Kaplan held such sole power with respect to the shares held by LCM.

            (c) On March 19, 2002, LCM acquired from the Company 180,000 shares of Common Stock and warrants to purchase 180,000 shares of Common Stock in a private offering for an aggregate purchase price of $54,000.

                  On March 19, 2002, Electrum purchased from the Company 723,334 shares of Common Stock and warrants to purchase 723,334 shares of Common Stock in a private offering for an aggregate purchase price of $217,000.

                  On March 19, 2002, Resources purchased from the Company 330,000 shares of Common Stock and warrants to purchase 180,000 shares of Common Stock in a private offering for an aggregate purchase price of $99,000.

                  On October 23, 2002, LCM converted all of its warrants into 180,000 shares of Common Stock at an exercise price of $0.30 per share. The exercise price was paid by the delivery by LCM of 29,189 shares of Common Stock, resulting in a net acquisition of 150,811 shares of Common Stock.

                  On October 23, 2002, Electrum converted all of its warrants into 723,334 shares of common stock for $0.30 per share. The exercise price was paid by the delivery of 117,298 shares of Common Stock resulting in a net acquisition of 606,036 shares of Common Stock.

                  On October 23, 2002, Resources converted all of its warrants into 180,000 shares of Common Stock for $0.30 per share. The exercise price was paid by the delivery of 29,189 shares of Common Stock, resulting in a net acquisition of 150,811 shares of Common Stock.

                  Until August 27, 2003, each of LCM, Resources and Electrum was wholly-owned by Mrs. Kaplan. On August 27, 2003, Mrs. Kaplan transferred by gift all of the capital stock of LCM, Resources and Electrum to the Mare Toledo Trust (the "Trust"), the beneficiaries of which are members of the Kaplan family. On such date, LCM and Mr. Kaplan entered into a voting trust agreement with respect to the shares held by LCM (which agreement is filed herewith as Exhibit 3) pursuant to which Mr. Kaplan acquired sole voting and dispositive power over the shares held by LCM.

            (d) The Trust has the right to receive dividends from, and the proceeds from the sale of the shares of, Common Stock reported herein as beneficially owned by Mr. Kaplan. Until August 27, 2003, Mrs. Kaplan, as the sole shareholder of each of Electrum, Resources and LCM, had the power to receive dividends from, and the proceeds from the sale of, all such shares.

            (e) As of August 27, 2003, Mrs. Kaplan ceased to be the beneficial owner of any of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

            Each of Electrum, Resources and LCM has entered into the Voting Trust Agreements attached as Exhibits hereto, respectively, with Mr. Kaplan with respect to the Company's Common Stock. Under the terms of the Voting Trust Agreements, Mr. Kaplan has sole voting and dispositive power over all of the shares of Common Stock that are held by Electrum, Resources and LCM. The Voting Trust Agreements are automatically renewed annually, unless terminated by either party at least 90 days prior to the end of the calendar year. Except as otherwise described herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1: Voting Trust Agreement, dated as of May 17, 2002, between Mr. Kaplan and Electrum Capital LLC (incorporated by reference to the Schedule 13D filed by Mr. Kaplan with the Securities and Exchange Commission on May 21, 2002).

Exhibt 2: Voting Trust Agreement, dated as of May 17, 2002, between Mr. Kaplan and Electrum Resources LLC (incorporated by reference to the Schedule 13D filed by Mr. Kaplan with the Securities and Exchange Commission on May 21, 2002).

Exhibit 3: Voting Trust Agreement, dated as of August 27, 2003, between Mr. Kaplan and LCM Holdings LDC.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2003


                                               /s/ Thomas S. Kaplan
                                               --------------------
                                               Thomas Scott Kaplan


                                               /s/ Dafna Kaplan
                                               ----------------
                                               Dafna Kaplan

                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Cadence Resources Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement this 20th day of November, 2003.


/s/ Thomas S. Kaplan
--------------------
Thomas S. Kaplan


/s/ Dafna Kaplan
----------------
Dafna Kaplan